Exhibit 99.2

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

by and among

Vivo Capital, LLC,

Prime Success, L.P.,

and

Sinovac Biotech Ltd.

Dated as of July 2, 2018

i

4.7	Brokers	26
4.8	No Other Representations and Warranties; Non-Reliance	27
4.9	Lead Investor Financing; Co-Investor Financing	27

Article 5 Covenants; aDDITIONAL aGREEMENTS		28

5.1	Public Announcements	28
5.2	Securities Laws	28
5.3	Board of Directors	29
5.4	Pending Litigation	30

Article 6 General Provisions		31

6.1	Amendment	31
6.2	Waiver	31
6.3	Survival	31
6.4	Fees and Expenses	31
6.5	Notice Information	31
6.6	Severability	32
6.7	Entire Agreement	32
6.8	Assignment	32
6.9	No Third Party Beneficiaries	32
6.10	Governing Law; Dispute Resolution	33
6.11	Counterparts	33
6.12	Specific Performance	34
6.13	Remedies in Event of Rescission Event; Indemnification	34
6.14	Non-Recourse	36

Exhibit A	Director Confidentiality Agreement
Exhibit B	Notices

ii

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT, dated as of July 2, 2018 (this “Agreement”), is made by and among Vivo Capital, LLC (the “Lead Investor”), Prime Success, L.P. (the “Co-Investor”, and together with the Lead Investor, each an “Investor” and collectively, the “Investors”), and Sinovac Biotech Ltd. (the “Company”). The Company and the Investors are referred to herein as a “Party” and, collectively, as the “Parties”. All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 1.1 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the Company desires to issue and sell to the Investors, and the Investors desire to purchase from the Company, 11,800,000 of the Company’s common shares, $0.001 par value per share (the “Common Shares”), on the terms and conditions contained herein;

WHEREAS, as consideration for the issuance and sale of Common Shares by the Company, the Investors shall pay to the Company an aggregate amount of $86,730,000;

WHEREAS, in connection with such sale and purchase, the Company is willing to make certain representations and warranties and to agree to observe certain covenants set forth herein for the benefit of the Investors, and the Investors will rely on such representations, warranties and covenants as a material inducement to their purchase of the Common Shares;

WHEREAS, in connection with such sale and purchase, each of the Investors is willing to make certain representations and warranties on a several but not joint basis, and to agree to observe certain covenants set forth herein for the benefit of the Company, and the Company will rely on such representations, warranties and covenants as a material inducement to its sale of the Common Shares; and

WHEREAS, the Board of Directors of the Company (the “Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the terms of this Agreement and the other Transaction Documents and the Transactions, including the issuance of the Common Shares in accordance with this Agreement, are fair to, and in the best interests of, the Company and its shareholders and (ii) approved this Agreement and the other Transaction Documents and the consummation of the Transactions, including the issuance of the Common Shares in accordance with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties to this Agreement agree as follows:

Article 1

definitions

1.1           Definitions. As used herein, the following terms have the following meanings:

“2012 Share Incentive Plan” means the Sinovac Biotech Ltd. 2012 Share Incentive Plan, as amended.

“Affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial) that apply to the business and dealings of any Group Company, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to remain closed or close prior to 5:00 p.m. Eastern time.

“Company Employee Plan” means any material plan, program, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, or with respect to which such Group Company has or may have any liability or obligation.

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“Company Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts the Company relative to other companies operating in the same industry: (a) changes or proposed changes in applicable Law, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions or omissions taken or not taken at the request of, or with the consent of, the Investors or any of their respective Affiliates, (e) the negotiation, announcement, pendency or consummation of this Agreement and the Transactions, including the identity of, each Investor or any of its Affiliates or any communication by the Investors or any of their respective Affiliates regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees (including any impact on the relationship of the Company or any its Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners), (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions contemplated hereby, (g) a decrease in the trading price or trading volume of, or suspension of trading in, the Shares, provided that the underlying cause of such failure (unless such underlying cause would otherwise be excluded from this definition) shall be taken into account in determining whether a Company Material Adverse Effect has occurred, or (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided that the underlying cause of such failure (unless such underlying cause would otherwise be excluded from this definition) shall be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Option” means each option to purchase Common Shares granted under the Share Incentive Plans on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RS” means each share of restricted stock granted under the 2012 Share Incentive Plan on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Contract” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legally binding commitments, whether written or oral, to which in each case a Person is a party or to which any of the properties or assets of such Person is subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by Contract or credit arrangement or otherwise.

“Corporate Governance and Nominating Committee” means the corporate governance and nominating committee of the Board, or another committee performing the functions of nominating or selecting Persons for election or appointment to the Board.

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“Damages” means any and all losses, Liabilities, actions, costs, damages suffered, incurred or sustained by any Person.

“Director” means any director of the Company.

“Director Confidentiality Agreement” means a Confidentiality Agreement, substantially in the form attached as Exhibit A hereto.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection or clean-up of the environment (including ambient air, surface water, ground water, drinking water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials.

“Environmental Permits” means any permit, certificate, consent, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transaction Documents and the Transactions.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government, (c) any arbitrator, arbitral body or mediator and (d) any self-regulatory organization (including the NASDAQ, or any other securities market).

“Government List” means any list maintained by any agency or department of any Governmental Entity in the United States of Persons, organizations or entities subject to international trade, export, import or transactions restrictions, controls or prohibitions, including (i) the Denied Persons List and Entities List maintained by the U.S. Department of Commerce, (ii) the List of Specially Designated Nationals and Blocked Persons and the List of Sectoral Sanctions Identification maintained by the U.S. Department of Treasury, (iii) the Foreign Terrorist Organizations List and the Debarred Parties List maintained by the U.S. Department of State and (iv) those Persons, organizations and entities listed in the Annex to, or are otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing (effective September 21, 2004).

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“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Entity or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, radioactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, mold, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Indebtedness” means, of any Person and as of any time, the aggregate amount of the following, without duplication: (a) the outstanding principal amount of any indebtedness for borrowed money; (b) all other obligations evidenced by bonds, debentures, notes or similar instruments of indebtedness; (c) all capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP; (d) all letters of credit, performance bonds, surety bonds, banker’s acceptances or similar obligations issued for the account of such Person; (e) all guarantees and keepwell arrangements issued by such Person; (f) to the extent not otherwise included, all indebtedness of another Person secured by a Lien on any asset owned by such first Person, whether or not such indebtedness is assumed by such first Person; (g) all obligations due and payable under any interest rate swap agreements or interest rate hedge agreements and similar agreements to which any such Person is a party; (h) all obligations issued or assumed as the deferred purchase price of property or services with respect to which any Person is liable, contingent or otherwise (including conditional sale obligations and “earn-out” obligations but excluding trade payables arising in the ordinary course of business); and (i) any interest owed with respect to the indebtedness referred to above and prepayment penalties, premiums, breakage or fees and expenses due and payable with respect thereto.

“Intellectual Property” means all intellectual property rights in any jurisdiction, including: (a) patents and patent applications; (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names, social media accounts and corporate names (whether or not registered), and other indicia of origin, and all applications and registrations in connection therewith; (c) copyrights (whether or not published), rights of attribution, publicity and privacy, and all applications and registrations in connection therewith; (d) intellectual property rights in Software Programs; (e) mask works and industrial designs, and all applications and registrations in connection therewith; and (f) trade secrets and other intellectual property rights in confidential and proprietary information, inventions, ideas, research and development information, know-how, recipes, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, research records, test information, financial, marketing and business data, customer and supplier lists, algorithms and information, pricing and cost information, business and marketing plans and proposals, databases and compilations of data, methods and techniques, and manuals and specifications of operating and promoting retail health, wellness and performance stores and franchises.

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“Investor Group” means an Investor and any of its Affiliates and Subsidiaries.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 1.1(a) of the Company Disclosure Schedule and (b) when used with respect to the Investors, the actual knowledge of the individuals listed on Section 1.1(b) of the Company Disclosure Schedule.

“Law” means any applicable United States or foreign federal, national, provincial, state, municipal and local laws, statutes, ordinances, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liability” means any liability, debt, obligation, deficiency, interest, Tax, penalty, fine, claim, demand, judgment, cause of action or other loss (including, without limitation, loss of benefit or relief), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due and regardless of when asserted.

“Lien” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset.

“NASDAQ” means the NASDAQ Stock Market LLC.

“Order” means any judgment, order, decision, ruling, determination, writ, injunction, decree or arbitration award.

“Owned Real Property” shall mean all real property and interests in real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

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“Permitted Liens” means (a) Liens for Taxes (i) not yet due or delinquent or subject to penalties or (ii) that are being contested in good faith by appropriate Proceedings and (in the case of this clause (ii)) for which appropriate reserves have been made in accordance with GAAP, (b) Liens in favor of landlords, lessors, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet delinquent, (c) non-exclusive licenses of Intellectual Property, (d) (i) matters of record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such Company Real Property, (iii) applicable building, zoning and land use regulations, and (iv) other minor imperfections or irregularities in title, restrictions, easements, rights of way and other non-monetary Liens which, in each of cases (i), (ii), (iii) and (iv) are not violated in any material respect by, and do not materially impair the use (as of the date hereof), operation or occupancy of the Company Real Property to which they relate, and (e) Liens described in Section 1.1(c) of the Company Disclosure Schedule.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“PRC” means the People’s Republic of China, excluding for purposes of this Agreement only, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.

“Proceeding” means any action, suit, claim, mediation, arbitration or proceeding, in each case, by or before any Governmental Entity.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives acting on such Person’s behalf in connection with the Transactions.

“Restricted Entity” means (a) that Person listed on Section 1.1(d)(i) and (b) any other Person principally engaged in the business of researching, developing, manufacturing and commercializing vaccines that protect against human infection diseases that, in each case of this clause (b), competes with the Company and is listed on Section 1.1(d)(ii) of the Company Disclosure Schedule attached hereto.

“Rights” the Series A Junior Participating Preferred Share Purchase Rights issued under the Rights Agreement.

“Rights Agent” means Pacific Stock Transfer Company, the Company’s rights agent.

“Rights Agreement” means that certain Rights Agreement, dated as of March 28, 2016, between the Company and Pacific Stock Transfer Company, as rights agent, as amended from time to time.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Incentive Plans” means the Stock Option Plan and the 2012 Share Incentive Plan.

“Software Programs” means computer programs (whether in source code, object code or other form), including any and all software implementations of algorithms, models and methodologies, and all documentation, including user manuals and training materials, related to any of the foregoing.

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“Stock Option Plan” means the Sinovac Biotech Ltd. Stock Option Plan, as amended.

“Subsidiary” of an Investor, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such Investor, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or taxing authority, including, taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any Person except any of the Parties or any of their respective Affiliates.

“Transaction Documents” means this Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Promissory Notes, the Equity Commitment Letter and the Rights Agreement Amendment.

“Transactions” means the issuance, sale and purchase of the Shares in accordance with this Agreement, and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Agent” means Pacific Stock Transfer Company, the Company’s transfer agent.

1.2           Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

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Agreement	Preamble
Bankruptcy and Equity Exception	Section 3.3
Board	Recitals
Closing	Section 2.2(a)
Closing Date	Section 2.2(a)
Common Shares	Recitals
Company	Preamble
Company Bylaws	Section 3.1
Company Charter	Section 3.1
Company Disclosure Schedule	Article 3
Company Intellectual Property	Section 3.17(a)
Company Material Contract	Section 3.16
Company Real Property	Section 3.14(c)
Company SEC Documents	Section 3.7(a)
Co-Investor	Preamble
Co-Investor Guarantor	Section 2.2(c)(i)
Co-Investor Promissory Note	Section 2.2(c)(i)
Designee Qualifications	Section 5.3(b)(vi)
Dispute	Section 6.10(b)
Equity Commitment Letter	Section 2.2(c)(iv)
Final Rescission Date	Section 6.13(a)
Financing	Section 4.9(b)
HKIAC	Section 6.10(b)
Indemnity Cap	Section 6.13(b)
Initial Rescission Date	Section 6.13(a)
Investor Indemnified Party	Section 6.13(b)
Investors	Preamble
Investor Designee	Section 5.3(a)
Investor Indemnified Party	Section 6.13(a)
Lead Investor Funds	Section 4.9(a)
Lead Investor Promissory Note	Section 2.2(b)(i)
Material Company Permits	Section 3.11(a)
Party, Parties	Preamble
Pending Litigation	Section 5.4
Promissory Notes	Section 2.2(c)(i)
Purchase Price	Section 2.1
Purchase Price Amount	Section 6.13(a)
Registration Rights Agreement	Section 2.2(b)(ii)
Related Party	Section 6.14
Rescission Amount	Section 6.13(a)
Rescission Date	Section 6.13(a)
Rescission Order	Section 6.13(a)
Rights Agreement Amendment	Section 2.2(d)(v)
SAFE	Section 3.11(a)
SAFE Rules and Regulations	Section 3.11(c)
Shareholders Agreement	Section 2.2(b)(iii)
Shares	Section 2.1
Yield Amount	Section 6.13(a)

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1.3           Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to any applicable Law shall be deemed to refer to such law or applicable Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder. All references to “days” shall mean calendar days unless otherwise indicated. All references to “dollars” or “$” shall mean United States dollars. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article 2
Purchase and Sale of Stock; closing

2.1           Issuance, Sale and Purchase of the Shares. Subject to the terms and conditions of this Agreement, the Company hereby issues and sells to the Investors, and the Investors hereby purchase and acquire from the Company, 11,800,000 Common Shares (together with the accompanying Rights granted pursuant to the Rights Agreement, the “Shares”), of which 5,900,000 Shares shall be issued and sold to each Investor. The aggregate purchase price for the Shares shall be $86,730,000 (the “Purchase Price”), of which each Investor shall pay or cause to be paid $43,365,000 to the Company in accordance with the terms of this Agreement.

2.2           Closing and Deliveries.

(a)          The closing of the Transactions (the “Closing”) shall take place simultaneously with the execution of this Agreement on the date hereof the (“Closing Date”) at Latham & Watkins LLP, 18th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong or in such other manner, place, time or date as may be mutually agreed upon in writing by the Company and the Investors.

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(b)          At the Closing, the Lead Investor shall deliver or cause to be delivered to the Company the following:

(i)          a promissory note issued and duly executed by the Lead Investor in favor of the Company (the “Lead Investor Promissory Note”) in an amount equal to $43,365,000;

(ii)         the Registration Rights Agreement by and among the Company and the Investors (the “Registration Rights Agreement”) duly executed by the Lead Investor;

(iii)        the Shareholders Agreement by and among the Company and the Investors (the “Shareholders Agreement”) duly executed by the Lead Investor; and

(iv)        a certificate executed by an authorized person of the Lead Investor certifying the resolutions duly adopted by the governing body of the Lead Investor authorizing the Investor’s execution, delivery and performance of the Transaction Documents to which the Lead Investor is a party and the transactions contemplated by the Transaction Documents to which the Lead Investor is a party.

(c)          At the Closing, the Co-Investor shall deliver or cause to be delivered to the Company the following:

(i)          a promissory note issued and duly executed by the Co-Investor in favor of the Company (the “Co-Investor Promissory Note”, and together with the Lead Investor Promissory Note, the “Promissory Notes”) in an amount equal to $43,365,000;

(ii)         the Registration Rights Agreement duly executed by the Co-Investor;

(iii)        the Shareholders Agreement duly executed by the Co-Investor; and

(iv)        an equity commitment letter by and among the Co-Investor, Advantech Master Investment Limited (the “Co-Investor Guarantor”) and the Company (the “Equity Commitment Letter”) duly executed by the Co-Investor and the Co-Investor Guarantor; and

(v)         a certificate executed by an authorized person of the Co-Investor certifying the resolutions duly adopted by the governing body of the Co-Investor authorizing the Co-Investor’s execution, delivery and performance of the Transaction Documents to which the Co-Investor is a party and the transactions contemplated by the Transaction Documents to which the Co-Investor is a party.

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(d)          At the Closing, the Company shall deliver or cause to be delivered to the Investors the following:

(i)          evidence from the Transfer Agent of the issuance of the Shares in the name of the Investors by book entry on the stock ledger of the Company, which shall be subject to the legends contemplated in Section 5.2(c);

(ii)         the Registration Rights Agreement duly executed by the Company;

(iii)        the Shareholders Agreement duly executed by the Company;

(iv)        the Promissory Notes duly executed by the Company;

(v)         the Equity Commitment Letter duly executed by the Company;

(vi)        the Fourth Amendment to the Rights Agreement (the “Rights Agreement Amendment”) duly executed by the Company and the Rights Agent; and

(vii)       a certificate executed by an officer of the Company certifying the resolutions duly adopted by the Board authorizing the Company’s execution, delivery and performance of the Transaction Documents and the transactions contemplated by the Transaction Documents.

Article 3
Representations and Warranties of the Company

Except (a) as set forth in the disclosure schedule delivered by the Company to the Investors (the “Company Disclosure Schedule”) prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent that such disclosure relates to such other sections), and (b) as otherwise disclosed or identified in the Company SEC Documents filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents), the Company hereby represents and warrants to the Investors that the statements contained in this Article 3 are true and correct as of the Closing Date.

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3.1           Corporate Organization. The Company is an international business company duly organized, validly existing and in good standing under the Laws of Antigua and Barbuda. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any of the Company’s Subsidiaries to be so organized, existing or in good standing or of any Group Company to have such power, authority or approvals has not had, and would not be reasonably expected to have, a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where any such failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect. The copies of the Articles of Incorporation (as amended, the “Company Charter”) and By-laws (as amended, the “Company Bylaws”) of the Company, as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date hereof. No Group Company is in violation of any of the provisions of the Company Charter or the Company Bylaws.

3.2           Capitalization.

(a)          The Company is authorized to issue 100,000,000 Common Shares and 50,000,000 preferred shares of a par value of $0.001 per share. As of the close of business on May 31, 2018, (i) 59,321,361 Common Shares are issued and outstanding (which number includes 2,000,000 Company RSs as of the date hereof), all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 868,500 Shares are issuable pursuant to outstanding Company Options granted pursuant to the Share Incentive Plans (and for the avoidance of doubt are not included in the number of issued and outstanding Common Shares set forth in clause (i)) and (iii) no preferred shares are issued and outstanding. Except as set forth in this Section 3.2 and the Rights issued under the Rights Agreement, as of the date hereof there are no outstanding subscriptions, options, warrants, conversion rights, call rights or other agreements, arrangements or commitments issued by any Group Company relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of any other Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of any Group Company. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that entitle the holders thereof to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(b)          Section 3.2(b) of the Company Disclosure Schedule sets forth the following information with respect to the Company Options and Company RSs outstanding as of the date hereof: (i) the number of Common Shares subject to such Company Option, (ii) the number of Company RSs, (iii) the exercise or purchase price of such Company Option or Company RS and (iv) the date on which such Company Option or Company RS expires. The grant of each such outstanding Company Option and Company RS was properly approved in compliance with the terms of the Share Incentive Plans and all applicable Laws. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option or Company RS as a result of the Transactions. All Common Shares subject to issuance upon due exercise of a Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, and all Company RSs, upon vesting on the terms and conditions specified in the instruments pursuant to which they vest, will be duly authorized, validly issued, fully paid and non-assessable.

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3.3           Authority; Execution and Delivery; Enforceability. The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the Transactions have been duly authorized by the Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the other Transaction Documents or the consummation by the Company of the Transactions. This Agreement and the other Transaction Documents have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Investors of this Agreement and the other Transaction Documents, this Agreement and the other Transaction Documents constitute the Company’s legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

3.4           No Conflicts.

(a)          The execution and delivery of this Agreement and the other Transaction Documents by the Company, the performance of this Agreement and the other Transaction Documents by the Company and the consummation of the Transactions does not and will not, (i) conflict with or violate the Company Charter or the Company Bylaws or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.4(b) are complied with, conflict with or violate any Law applicable to any Group Company or by which any property or asset of any Group Company is bound or affected or (iii) violate, conflict with, require consent under, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not have a Company Material Adverse Effect or prevent or materially impair or delay, or reasonably be expected to prevent or materially impair or delay, the consummation of the Transactions.

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(b)          Assuming the accuracy of the representations and warranties of the Investors in Section 4.3(b), the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of the NASDAQ and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Company Material Adverse Effect or prevent or materially impair or delay, or reasonably be expected to prevent or materially impair or delay, the consummation of the Transactions.

3.5           Registration; General Solicitation; No Integration. Subject to, and in reliance on, the representations, warranties and covenants made herein by the Investors, the offer and sale of the Shares pursuant to this Agreement is, or will be, as the case may be, exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations promulgated thereunder. Other than with respect to the Investors and their respective Affiliates, neither the Company nor any other Person or entity authorized by the Company to act on its behalf has (a) engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Shares or (b) directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) of the Company or its Affiliates under circumstances that would require registration of the Shares under the Securities Act or cause the offering under this Agreement to be integrated with any prior offering of securities of the Company for purposes of the Securities Act.

3.6           Valid Issuance. Upon issuance, the Shares will be duly authorized for issuance and sale to the Investors pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the Purchase Price, will be validly issued, fully paid, non-assessable and will be delivered to the Investors free and clear of all Liens (other than (a) Liens created by the Investors or any of their respective Affiliates and (b) transfer restrictions under applicable securities Laws and the Transaction Documents). The issuance of the Shares pursuant to this Agreement is not subject to preemptive or other similar rights.

3.7           SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)          The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed with or furnished to the SEC by the Company since January 1, 2017 pursuant to the Securities Act and the Exchange Act (the forms, reports and other documents filed or furnished since January 1, 2017 and those filed or furnished subsequent to the date hereof as have been supplemented, modified or amended since the time of filing or furnishing, collectively, the “Company SEC Documents”). As of the date of filing, in the case of Company SEC Documents filed pursuant to the Exchange Act (and to the extent such Company SEC Documents were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Documents filed pursuant to the Securities Act (and to the extent such Company SEC Documents were amended, then as of the date of effectiveness of such amendment), the Company SEC Documents (i) complied as to form in all material respects with either the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

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(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Documents was prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position of the Group Companies as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments and to any other adjustments described therein, the effect of which, individually or in the aggregate, is not material, and to the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP except to the extent that such information has been amended or superseded by later Company SEC Documents filed prior to the date hereof.

(c)          Except as and to the extent set forth in the audited annual financial results of the Group Companies as of December 31, 2017, including the notes thereto, no Group Company has outstanding (i) any Indebtedness or any commitments therefor or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that are required in accordance with GAAP to be disclosed or reflected or reserved against in the consolidated financial statements of the Group Companies, except for Indebtedness or any commitments therefor or other liabilities or obligations (A) reflected or reserved against on the consolidated balance sheet of the Company as of December 31, 2017, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2017, (C) incurred pursuant to this Agreement or in connection with the Transactions or (D) that do not have a Company Material Adverse Effect.

(d)          The Company has made available to the Investors complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC as of the date hereof to all Company Material Contracts that previously had been filed by the Company with the SEC and are in effect as of the date hereof.

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(e)          The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Document. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) established and maintained by the Company are reasonably designed to ensure that all material information concerning the Group Companies required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Since January 1, 2017, neither the Company nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case, which has not been subsequently remediated. Except as set forth in Section 3.7(e) of the Company Disclosure Schedule, to the Company’s Knowledge, there is, and since January 1, 2017, there has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the date of the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f)          The Group Companies maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(g)          The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

3.8           Absence of Certain Changes or Events. Between December 31, 2017 and the date hereof, except as set forth in Section 3.8 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, (a) each Group Company has conducted business in all material respects in the ordinary course and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had a Company Material Adverse Effect.

3.9           Listing and Maintenance Requirements. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to the Knowledge of the Company is reasonably likely to, have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received as of the date hereof any notification that the SEC is contemplating terminating such registration. The Common Shares are listed on the NASDAQ and the Company has not received any written notice from the NASDAQ to the effect that the Company is not in compliance with the maintenance requirements of such exchange.

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3.10         Absence of Litigation. As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, before any Governmental Entity that (a) would reasonably be expected to result in a Company Material Adverse Effect or (b) has enjoined, restrained, prevented or materially delayed, or would reasonably be expected to enjoin, restrain, prevent or materially delay the consummation of the Transactions. As of the date hereof, no Group Company, nor any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Entity, or any outstanding Order of any Governmental Entity that (i) would reasonably be expected to prevent or materially delay the Transactions and (ii) except those that would not have a Company Material Adverse Effect.

3.11         Permits; Compliance with Laws and Orders.

(a)          Each Group Company is in possession of all material grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted except as would not have a Company Material Adverse Effect (the “Material Company Permits”). As of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the Knowledge of the Company, threatened. All such Material Company Permits are valid and in full force and effect, except where the failure to be valid or in full force and effect would not have a Company Material Adverse Effect. Each Group Company is in compliance with the terms of the Material Company Permits, except where non-compliance would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, all approvals, filings and registrations with Governmental Entities in the PRC that are material to the operations of the Group Companies as they are being conducted as of the date hereof, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC, including registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in all material respects in compliance with applicable PRC Laws. Each Group Company that is organized in the PRC has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital. Since January 1, 2017, except as has not had and would not have a Company Material Adverse Effect, no Group Company is in default, breach or violation of any Law applicable to it or by which any of its properties or assets are bound. To the Knowledge of the Company, since January 1, 2017, no Group Company has received any written notice or communication from any Governmental Entity or stock exchange of any non-compliance with any applicable Laws that has not been cured except for such non-compliance the outcome of which would not have a Company Material Adverse Effect.

(b)          Except as would not have a Company Material Adverse Effect, no Group Company nor, to the Knowledge of the Company, the respective directors, officers, employees, or agents of each Group Company, in each case acting on behalf of a Group Company, in the course of his or her actions for, or on behalf of, a Group Company has (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment that would be unlawful under any Anticorruption Law or (ii) made an offer to pay, a promise to pay or a payment or transfer of money or anything else of value or an authorization of such offer, promise, payment or transfer, directly or indirectly, to any Government Official for the purpose of (A) unlawfully influencing any act or decision of such Government Official in his official capacity, (B) unlawfully securing any improper advantage or (C) unlawfully inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Group Companies in obtaining or retaining business for or with, or in directing business to, any person. No Group Company has conducted or initiated any formal internal investigation or made a voluntary or other disclosure to any Governmental Entity, or, to the Knowledge of the Company, received any written notice, citation, report or alleged violations of any applicable Anticorruption Law.

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(c)          The Company has complied in all material respects with the reporting and/or registration requirements under the applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”) with respect to the registration of its Share Incentive Plans with the Governmental Entities in the PRC. As of the date hereof, the Company has not received any written inquiries, notifications, orders or any other forms of official written correspondence from SAFE or any of its local branches with respect to any actual or alleged material non-compliance with the SAFE Rules and Regulations.

3.12         Labor and Employment Matters.

(a)          Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, no Group Company is a party to or bound by any collective bargaining agreement or other labor union Contract applicable to persons employed by it, nor is any such agreement being negotiated by any Group Company as of the date hereof. Except for those that would not have a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Group Company before any Governmental Entity and there is no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the Knowledge of the Company, threatened against or involving any Group Company.

(b)          Except as would not have a Company Material Adverse Effect, each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Entity and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not have a Company Material Adverse Effect, (A) there is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the Knowledge of the Company, threatened before any Governmental Entity with respect to any persons currently or formerly employed by any Group Company and (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the Knowledge of the Company, threatened with respect to any Group Company.

(c)          Each Company Employee Plan is and has at all times been operated and administered in material compliance with the provisions thereof and all applicable legal requirements. There are no material claims (other than for benefits incurred in the ordinary course) or legal proceedings pending, or, to the Knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

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(d)          Except pursuant to or as contemplated under this Agreement, no Company Employee Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement or the consummation of the Transactions alone (and without the occurrence of any additional or subsequent events such as a termination of employment), will entitle any current or former director, employee or consultant of any Group Company to (i) material compensation or benefits (including any severance payment or benefit), or (ii) accelerate the time of payment or vesting or result in any payment or funding of material compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans.

(e)          This Section 3.12 constitutes the sole and exclusive representations and warranties of the Company relating to labor and employment matters.

3.13         Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possesses all material Environmental Permits, and all such Environmental Permits are in full force and effect, (b) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law that remains unresolved and (c) no Group Company is subject to any order, decree or injunction with any Governmental Entity concerning liability under any Environmental Law or relating to Hazardous Materials. This Section 3.13 constitutes the sole and exclusive representations and warranties of the Company relating to environmental matters.

3.14         Real Property; Title to Assets.

(a)          Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of each Owned Real Property, including with respect to Owned Real Property in the PRC, the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for such Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except for Liens that do not materially interfere with such Group Company’s use and enjoyment of such Owned Real Property or Permitted Liens or as disclosed in Section 3.14(a)(i) of the Company Disclosure Schedule, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy any material portion of such Owned Real Property and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any material portion of or material interest in such Owned Real Property. Except as would not have a Company Material Adverse Effect, the relevant Group Company has duly complied in all respects with all the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property owned by it.

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(b)          Section 3.14(b) of the Company Disclosure Schedule sets forth, as of the date hereof, the address of each Leased Real Property and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease). The Company has delivered or otherwise made available to the Investors a true and complete copy of each such Lease. Except as would not have a Company Material Adverse Effect, with respect to each Lease: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed since January 1, 2017 and (iii) neither any Group Company nor, to the Knowledge of the Company, any other party to such Lease is in breach or default under such Lease, and, to the Knowledge of the Company, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c)          The Owned Real Property identified in Section 3.14(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 3.14(b) of the Company Disclosure Schedule (collectively, the “Company Real Property”) comprise all of the material real property used in the business of the Group Companies as of the date hereof.

(d)          To the Knowledge of the Company, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Group Companies and (ii) there are no structural deficiencies or latent defects materially affecting the intended use or function of the Improvements, in each case, except as would not have a Company Material Adverse Effect.

(e)          Except as would not have a Company Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Group Companies taken as a whole, as currently conducted.

3.15         Tax Matters.

(a)          Except as would not have a Company Material Adverse Effect, each Group Company has duly filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings, and all such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no taxing authority is asserting in writing or, to the Knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes. Except as would not have a Company Material Adverse Effect, each Group Company has properly and timely withheld, collected and deposited all Taxes that are in the Company’s reasonable judgment required to be withheld, collected and deposited under applicable Law. Except as would not have a Company Material Adverse Effect, no Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax (other than pursuant to extensions of time to file Tax returns in the ordinary course of business).

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(b)          Each of the Company’s Subsidiaries incorporated in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Entities, in each case, except as would not have a Company Material Adverse Effect. Any submissions made by or on behalf of the Group Companies to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the Knowledge of the Company, threatened.

(c)          This Section 3.15 constitutes the sole and exclusive representations and warranties of the Company relating to Tax matters.

3.16         Material Contracts. The Company has previously disclosed in the Company SEC Documents true, correct and complete copies of each Contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K to be performed in whole or in part after the date hereof and required to be disclosed under applicable Law prior to the date hereto (each, a “Company Material Contract”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) to the Knowledge of the Company, each of the Company Material Contracts is valid and binding on the Company and its Subsidiaries, as applicable, and in full force and effect; (ii) the Company and each of its Subsidiaries, as applicable, are in compliance with and have performed all obligations required to be performed by them to date under each Company Material Contracts; and (iii) as of the date hereof, no Group Company has received notice of any material violation or default (or any condition which with the passage of time or the giving of notice or both would cause such a violation of or a default) by any party under any Company Material Contracts nor, to the Company’s Knowledge, has such notice been threatened.

3.17         Intellectual Property.

Except as would not have a Company Material Adverse Effect:

(a)          The Group Companies have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Group Companies as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens).

(b)          Since January 1, 2017, no Group Company has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. To the Knowledge of the Company, the right to use the Company Intellectual Property has been obtained through all necessary legal procedures and any applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Entity or other applicable person, have been maintained to the extent necessary, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed, expired or been abandoned. To the Knowledge of the Company, no person is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Subsidiary of the Company.

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(c)          Except as set forth in Section 3.17(c) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened Proceedings by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(d)          Since January 1, 2017, all employees, consultants or contractors of the Group Companies who have materially contributed to the development of Company Intellectual Property in the course of their employment, engagement or contract with the Company or any of its Subsidiaries have executed and delivered to the Company or such Subsidiary agreements or undertakings (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary.

(e)          The Group Companies have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they own in all respects.

This Section 3.17 constitutes the sole and exclusive representations and warranties of the Company relating to Intellectual Property matters.

3.18         Broker’s Fees. Except for the financial advisors’ fees payable to Houlihan Lokey Capital, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

3.19         Investment Company Act. Neither the Company nor any of its Subsidiaries is, and immediately following receipt of the Purchase Price will not be, an investment company within the meaning of the Investment Company Act of 1940, as amended, or, directly or indirectly, controlled by or acting on behalf of any Person which is an investment company, within the meaning of the Investment Company Act of 1940.

3.20         No State Takeover Statutes. The Company has taken all necessary action so that, assuming compliance by the Investors with their respective obligations hereunder and the accuracy of the representations and warranties made by the Investors herein, no state or foreign “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute, regulation or similar Laws would (a) prohibit or restrict the Company’s ability to perform its obligations under this Agreement or to consummate the Transactions (including the issuance and sale of the Shares to the Investors), (b) have the effect of invalidating or voiding this Agreement or (c) subject the Investors to any impediment or condition in connection with the exercise of any of their respective rights under this Agreement.

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3.21         Company Rights Plan. As of the date hereof, the Board has determined, after consultation with its outside legal advisors, that no Distribution Date or Share Acquisition Date (each as defined in the Rights Agreement) has occurred, and accordingly, each Common Share issued in connection with the Transactions shall be entitled to receive one Right upon issuance at the Closing. The Company has taken all actions within its control to (a) render the Rights Agreement inapplicable to this Agreement and the Transactions and (b) ensure that (i) neither Investor is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement solely as a result of this Agreement or the Transactions and (ii) a Distribution Date, a Trigger Event or a Share Acquisition Date (as such terms are defined in the Company Rights Agreement) does not occur, in the case of clauses (i) and (ii), solely by reason of the execution of this Agreement or the consummation of the Transactions.

3.22         No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3, none of the Company, any of its Affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Shares or the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Investors or their respective Affiliates or Representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to the Investors or their respective Affiliates or Representatives or any other Person resulting from the Investors’ or their respective Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to the Investors or their respective Affiliates or Representatives, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Investors or their respective Affiliates or Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

Article 4
Representations and Warranties of THE investorS

Each Investor hereby represents and warrants to the Company (on a several but not joint basis) that the statements contained in this Article 4 are true and correct as of the Closing Date:

4.1           Corporate Organization. Such Investor is a legal entity duly organized or formed, validly existing and (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its jurisdiction of its organization or formation, as applicable. Such Investor has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Such Investor is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where any such failure to be so qualified or licensed or in good standing would not prevent or materially delay the Transactions.

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4.2           Authority, Execution and Delivery; Enforceability. Such Investor has the requisite corporate or similar power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by such Investor of this Agreement and the other Transaction Documents and the consummation by such Investor of the Transactions have been duly authorized by all necessary corporate or similar action on the part of such Investor and no other corporate action on the part of such Investor or shareholder votes are necessary to authorize the execution and delivery by such Investor of this Agreement, the other Transaction Documents or the consummation by such Investor of the Transactions. This Agreement and the other Transaction Documents have been duly and validly executed and delivery by such Investor and, assuming the due authorization, execution and delivery by the Company and the other Investor of this Agreement and the other Transaction Documents, this Agreement and the other Transaction Documents constitute such Investor’s legal, valid and binding obligation, enforceable against such Investor in accordance with its terms, subject only to the Bankruptcy and Equity Exception.

4.3           No Conflicts.

(a)          The execution and delivery of this Agreement or the other Transaction Documents by the such Investor does not and will not, and the performance this Agreement and the other Transaction Documents will not, (i) conflict with or violate any provision of the organizational documents of such Investor, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that matters referred to in Section 4.3(b) are complied with, conflict with or violate any Law applicable to such Investor or its Affiliates, or by which any property or asset of such Investor is bound or affected or (iii) violate, conflict with, require any consent under, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of such Investor pursuant to, any Contract to which such Investor is a party or by which any of its properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence which would not prevent or materially impair or delay, or reasonably be expected, individually or in the aggregate, to prevent or materially impair or delay the consummation of the Transactions.

(b)          Assuming the accuracy of the representations and warranties of the Company in Section 3.4, the execution and delivery by such Investor of this Agreement and the other Transaction Documents does not and will not, and the consummation by such Investor of the Transactions and compliance by such Investor with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act and the rules and regulations of the NASDAQ and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which such Investor or any of its Affiliates is a party.

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4.4           Absence of Litigation. There is no Proceeding pending, or, to the Knowledge of such Investor, threatened that, individually or in the aggregate, has enjoined, restrained, prevented or materially delayed, or would reasonably be expected to enjoin, restrain, prevent or materially delay the consummation of the Transactions, and such Investor is not subject to continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of such Investor, continuing investigation by, any Governmental Entity, or any outstanding Order of any Governmental Entity that would reasonably be expected to prevent or materially delay the Transactions.

4.5           Securities Act Representations. Such Investor is an accredited investor (as defined in Rule 501 of the Securities Act) and is aware that the issuance and sale of the Shares is being made in reliance on a private placement exemption from registration under the Securities Act. The Investor is acquiring the Shares for its own account, and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” Law, or with any present intention of distributing or selling the Shares in violation of the Securities Act. Such Investor has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment. Such Investor is not nor are any its Affiliates acting in concert, and neither such Investor nor any of its Affiliates have any agreement or understanding, with any Person that is not an affiliate of such Investor, and is not otherwise a member of a “group” (as such term is defined in Section 13(d)(3) of the Exchange Act), with respect to the Company or its Equity Interests.

4.6           Anti-Money Laundering, Anti-Terrorism and Similar Laws.

(a)          Neither such Investor nor any of its Affiliates, or, to such Investor’s Knowledge, after reasonable review of publicly available information, any of such Investor’s beneficial owners is included on a Government List or is owned in any amount or controlled by any Person on a Government List, as amended from time to time.

(b)          Neither such Investor nor any of its Affiliates or, to such Investor’s Knowledge, after reasonable review of publicly available information, any of such Investor’s beneficial owners is acting, directly or indirectly, on behalf of terrorists, terrorist organizations or narcotics traffickers, including those Persons or entities that appear on any Government List, as amended from time to time.

(c)          None of the funds to be used to purchase the Shares or in connection with the Transactions shall be knowingly derived from any activities that contravene any Anticorruption Laws or applicable Laws concerning money laundering, terrorism, narcotics trafficking, or from any Person, entity, country, or territory on a Government List.

4.7           Brokers. Neither such Investor nor any of its Affiliates nor any of their respective officers or directors on behalf of such Investor or such Affiliate has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

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4.8           No Other Representations and Warranties; Non-Reliance. Such Investor has conducted its own independent review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and such Investor acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Such Investor acknowledges that neither the Company nor any Person on behalf of the Company makes, and such Investor has not relied upon, any express or implied representation or warranty with respect to the Shares or the Company or any of its Subsidiaries or with respect to any other information provided to such Investor in connection with the Transactions including the accuracy or completeness thereof other than the representations and warranties contained in Article 3. Such Investor acknowledges and agrees that neither the Company nor any other Person will have or be subject to any liability or other obligation to such Investor or its Affiliates or Representatives or any other Person resulting from such Investor’s or its Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to such Investor or its Affiliates or Representatives, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of such Investor or its Affiliates or Representatives or in any other form in connection with the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in Article 3.

4.9           Lead Investor Financing; Co-Investor Financing.

(a)          The Lead Investor manages or controls one or more affiliated investment vehicles or funds with total assets under management in excess of an aggregate amount of $2,000,000,000 (the “Lead Investor Funds”). The Lead Investor or the Lead Investor Funds have, and on the Maturity Date (as defined in the Lead Investor Promissory Note) will have, cash on hand, adequate uncalled capital and/or undrawn commitments immediately available under existing credit facilities, in each case, in an amount sufficient to pay the outstanding balance under the Lead Investor Promissory Note on or before the Maturity Date (as defined in the Lead Investor Promissory Note).

(b)          Pursuant to the Equity Commitment Letter, the Co-Investor Guarantor has (i) committed to provide equity financing in an amount of $43,365,000, subject to the terms and conditions set forth therein (the “Financing”) to Co-Investor, and (ii) guaranteed the payment obligations of the Co-Investor under the applicable Co-Investor Promissory Note. As of the date hereof, the Equity Commitment Letter is a legal, valid and binding obligation of each party thereto and is in full force and effect, and has not been amended, modified, withdrawn, terminated or rescinded in any respect. No amendment or modification to, or withdrawal, termination or rescission of, the Equity Commitment Letter is currently contemplated. The amounts funded to the Co-Investor by the Co-Investor Guarantor pursuant to the Equity Commitment Letter will be sufficient to pay the outstanding balance under the Co-Investor Promissory Note on or before its Maturity Date (as defined therein). As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Equity Commitment Letter. As of the date hereof, the Co-Investor is not in breach of any of the terms or conditions set forth in the Equity Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Co-Investor under any term or condition of the Equity Commitment Letter.

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Article 5
Covenants; aDDITIONAL aGREEMENTS

5.1           Public Announcements. Neither the Investors nor the Company shall issue any press release or make any public statement with respect to the Transactions or this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable Governmental Entity to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance or (b) any public statement in response to questions from the press, analysts, investors or those attending industry conferences, internal announcements to employees and or disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party). The Company shall file a current report on Form 6-K with the SEC attaching the joint press release announcing this Agreement and copy of this Agreement and the other Transaction Documents as exhibits.

5.2           Securities Laws. Each Investor acknowledges and agrees that:

(a)          as of the Closing Date, the Shares have not been registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such laws, or as to which an exemption from the registration requirements of the Securities Act and, where applicable, such laws, is available;

(b)          the Common Shares are listed on the NASDAQ and the Company is required to file reports containing certain business and financial information with the SEC and may be required to file a copy of this Agreement and the other Transaction Documents with the SEC, pursuant to the reporting requirements of the Exchange Act and that it is able to obtain copies of such reports; and

(c)          the certificates or book-entry position representing the Shares will bear or reflect, as applicable, legends substantially similar to the following:

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“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND (B) THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM SUCH HOLDER OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

Additionally, for so long as a holder of Shares is subject to any transfer restrictions set forth in the Shareholders Agreement or the other Transaction Documents, the certificates or book-entry position representing such holder’s Shares will bear or reflect a legend substantially similar to the following:

“THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SHAREHOLDERS AGREEMENT, DATED JULY 2, 2018 (AS IT MAY BE AMENDED FROM TIME TO TIME), BY AND AMONG THE COMPANY AND CERTAIN OTHER PARTIES THERETO, COPIES OF WHICH ARE PUBLICLY FILED OR ON FILE WITH THE SECRETARY OF THE ISSUER.”

5.3           Board of Directors.

(a)          The Board shall take all necessary action to increase the number of directors on the Board to six (6), to be effective as of the Closing. Subject to the qualifications and procedures set forth in this Section 5.3, the Board shall use its reasonable best efforts to cause one (1) individual who meets the Designee Qualifications designated by the Lead Investor (the “Investor Designee”), to be appointed to the Board, effective as of the Closing. The initial Investor Designee designated by the Lead Investor shall be Shan Fu.

(b)          The Investor Designee shall, as determined by the Corporate Governance and Nominating Committee, acting reasonably and in good faith and in a manner consistent with the fiduciary duties of each director, the rules of the NASDAQ and applicable Law, at the time of his or her appointment as a Director:

(i)          meet and comply in all material respects with any and all policies, procedures, processes, codes, rules, standards and guidelines of the Company applicable to all non-employee Board members, including the Company’s code of business conduct and ethics, securities trading policies and corporate governance guidelines;

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(ii)         meet and comply in all material respects with any and all applicable qualifications, standards and other requirements for service as a Director as set forth in the NASDAQ’s rules;

(iii)        not be involved, during the ten (10) year period prior to his or her nomination or appointment as a Director, in any of the events enumerated in Item 2(d) or Item 2(e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K;

(iv)        not be subject to any Order of any Governmental Entity prohibiting service as a director of any public company;

(v)         not be an employee, officer, or director of, or consultant to, or be receiving any compensation or benefits from, any Restricted Entity (unless otherwise agreed to by the Corporate Governance and Nominating Committee); and

(vi)        have demonstrated, in all material respects, good judgment, character and integrity in his or her personal and professional dealings and have relevant financial, investment, management, international business and/or other business experience, qualification and background for purposes of serving as a Director (the requirements set forth in this Section 5.3(b), Section 5.3(c) and Section 5.3(d) being referred to, collectively, as the “Designee Qualifications”).

(c)          As a condition to the Investor Designee’s appointment or subsequent nomination for election as a Director, the Investor Designee shall have executed and delivered to the Company a Director Confidentiality Agreement in substantially the form attached as Exhibit A attached hereto.

(d)          The Investor Designee, as a condition to his or her appointment to the Board pursuant to this Section 5.3, must be willing to be interviewed by the Corporate Governance and Nominating Committee on the same basis as any other new candidate for appointment or election to the Board and must be reasonably satisfactory to the Corporate Governance and Nominating Committee acting in good faith. The Lead Investor, in its capacity as a shareholder of the Company on behalf of itself and other members of the Investor Group, and the Investor Designee, shall deliver such questionnaires and otherwise provide such information as are reasonably requested by the Company in connection with assessing qualification, independence and other criteria applicable to Directors, or required to be or customarily provided by directors, candidates for director, and their Affiliates and representatives for inclusion in a proxy statement or other filing required by applicable Law and the rules of the NASDAQ, in each case to substantially the same extent requested or required of other candidates for appointment or election to the Board after the date hereof.

5.4           Pending Litigation. The Company and the Investors acknowledge and agree that the Company is a party to the Proceedings set forth on Schedule 5.4 of the Company Disclosure Schedule (the “Pending Litigation”). The Company shall keep the Investors reasonably informed regarding the Pending Litigation, and the Investors shall reasonably cooperate with the Company, at the Company’s expense (but including only out-of-pocket expenses to unaffiliated third parties, photocopying and delivery costs and not the costs incurred by the Investors for the wages or other benefits paid to its officers, directors or employees), in furnishing reasonably available information, testimony and other assistance in connection with the Pending Litigation. For the avoidance of doubt, the Company shall have the sole and exclusive right to control and direct the Pending Litigation, including the right to settle, compromise or reach any agreement in connection therewith without the Investors’ prior approval; provided, however, that the Investors’ prior written consent (not to be unreasonably withheld, conditioned or delayed) shall be required for the Company to enter into any such settlement, compromise or agreement that requires rescission of the Transactions or material amendments or modifications to the rights, privileges or preferences (if any) of the Common Shares or to the terms and conditions of this Agreement, the Transaction Documents or the Transactions, in each case, that is adverse to the Investors.

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Article 6
General Provisions

6.1           Amendment. This Agreement may not be amended except by an instrument in writing signed by the Parties.

6.2           Waiver. The Investors or the Company may (a) waive any breach of the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto or (b) waive compliance by the other with any of the agreements or covenants contained herein. Any such waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

6.3           Survival. The representations, warranties, covenants and agreements in this Agreement shall not survive the Closing, except that this Section 6.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing (including, for the avoidance of doubt, Section 6.13), which shall survive to the extent expressly provided for herein.

6.4           Fees and Expenses. Except as otherwise set forth in this Agreement, all Expenses incurred by the Parties shall be borne solely and entirely by the Party which has incurred the same; provided, however, all legal expenses incurred by the Investors in connection with the Transactions shall be paid and reimbursed by the Company up to an amount equal to $200,000.

6.5           Notice Information. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained); provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day, (b) on the fifth Business Day after dispatch by registered or certified mail (provided, that such form of notice may only be used if dispatched from the country in which the recipient is located), (c) on the next Business Day if transmitted by national or international overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case, to the addresses set forth on Exhibit B attached hereto (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice).

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6.6           Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

6.7           Entire Agreement. This Agreement (together with the Exhibits and the Company Disclosure Schedule, the other Transaction Documents and the other documents delivered pursuant hereto) constitutes the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

6.8           Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. On or prior to the Maturity Date (as defined in the Lead Investor Promissory Note), the Lead Investor shall (a) assign its rights and obligations under this Agreement and the other Transaction Documents and (b) assign and transfer the Shares issued to the Lead Investor in connection with the Transactions, in each case, to one or more of the Lead Investor Funds; provided, that no such assignment shall release the Lead Investor from any liability or obligation under this Agreement or the other Transaction Documents; provided, further, the Company hereby consents to such assignment and agrees to take further action, cooperate and use its commercially reasonable efforts to effectuate such assignment.

6.9           No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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6.10         Governing Law; Dispute Resolution.

(a)          This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of Hong Kong, without regard to Laws that may be applicable under conflicts of laws principles (whether of Hong Kong or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than Hong Kong.

(b)          Any dispute, claim, controversy or difference arising out of or in connection with this Agreement or the transactions contemplated hereby, including any question regarding its existence, validity, interpretation, performance or termination or any dispute regarding any noncontractual obligation arising out of or in connection with it (a “Dispute”), shall be determined by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect. The award may be entered in any Court having competent jurisdiction thereof.

(c)          There shall be three (3) arbitrators. The Parties agree that one arbitrator shall be designated by the claimant side of any arbitration (whether there are one or more claimants) and one arbitrator shall be designated by the respondent side of any arbitration (whether there are one or more respondents). Such arbitrators shall be designated within twenty (20) days of receipt by respondent (or respondents as the case may be) of the notice of arbitration; the third, presiding, arbitrator shall be designated by agreement of the two (2) party-appointed arbitrators within fourteen (14) days of the selection of the party-appointed arbitrators.

(d)          The seat or place of arbitration shall be Hong Kong. The language of the arbitration shall be English.

(e)          This agreement to arbitrate shall be binding upon the Parties, their successor and assigns. The arbitrators shall have no authority to award consequential, special or punitive damages. The arbitrators shall award to the prevailing party, if any, as determined by the arbitrators, its reasonable attorneys’ fees and costs.

(f)          Except as may be required by Law, no Party may disclose the existence, content (including all submissions made to the arbitral tribunal and the transcript of any proceedings) or any and all orders, decisions, and awards issued by the arbitral tribunal without the prior written consent of the other Parties, unless necessary to protect or pursue a legal right, including the right to seek annulment, recognition, and/or enforcement of any award.

6.11         Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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6.12         Specific Performance. The Parties agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, subject to the limitations set forth in this Section 6.12, (a) the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, (b) the Parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the Parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or the Investors’ pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party may be entitled.

6.13         Remedies in Event of Rescission Event; Indemnification.

(a)          In the event that (1) a court of competent jurisdiction enters an Order (whether in connection with the Pending Litigation or any other Proceeding) determining on the merits (as opposed to an Order that is preliminary, temporary or merely procedural in nature) that (i) this Agreement, the other Transaction Documents or the Transactions were not duly authorized or approved by the Board, and/or (ii) the Shares were not validly issued or sold to the Investors as contemplated by this Agreement (a “Rescission Order”) or (2) the Parties have mutually agreed in writing to rescind the Transactions (the “Mutual Rescission”), then each Investor shall be entitled to elect, by written notice delivered to the Company not later than ten (10) Business Days following entry of such Rescission Order or such Mutual Rescission, to rescind this Agreement, the other Transaction Documents and the Transactions with respect to such Investor, effective as of five (5) Business Days after delivery of such written notice to the Company (the “Initial Rescission Date”), pursuant to which, on the Initial Rescission Date (A) such Investor shall return to the Company, and forfeit all rights to, the Shares received by such Investor in connection with the Transactions, (B) the Company shall simultaneously refund to such Investor the Rescission Amount and return to such Investor for cancellation any outstanding Promissory Note issued to the Company in connection with the Transactions and (C) this Agreement and the other Transaction Documents shall terminate with respect to such Investor and shall forthwith become void and have no effect with respect to such Investor, without any Liability on the part of any Party or its Related Parties; provided, however, that (x) the provisions of this Section 6.13 and the other provisions of this Article 6 shall survive any termination of this Agreement with respect to such Investor and (y) this Agreement and the other Transaction Documents shall continue in full force and effect with respect to any other Investor. In the event that a Rescission Order shall become final and non-appealable (in a situation in which one or both Investors have not previously elected to rescind this Agreement, the other Transaction Documents and the Transactions), then this Agreement, the other Transaction Documents and the Transactions shall be deemed to be automatically rescinded, effective as of ten (10) Business Days following such Rescission Order becoming final and non-appealable (the “Final Rescission Date” and, together with the Initial Rescission Date, a “Rescission Date”), pursuant to which, on the Final Rescission Date (I) the Investors shall return to the Company, and forfeit all rights to, the Shares received by the Investors in connection with the Transactions, (II) the Company shall simultaneously refund to the Investors the Rescission Amount and return to the Investors for cancellation any outstanding Promissory Note issued to the Company in connection with the Transactions and (III) this Agreement and the other Transaction Documents shall terminate and shall forthwith become void and have no effect without any Liability on the part of any Party or its Related Parties; provided, however, that the provisions of this Section 6.13 and the other provisions of this Article 6 shall survive any termination of this Agreement. The rescission of the Transactions pursuant to, and the other rights of the Investors expressly set forth in, this Section 6.13 shall be the sole and exclusive remedy (whether at Law, in equity, contract, in tort or otherwise) of the Investors and/or any of their respective Related Parties with respect to the termination of this Agreement, the other Transaction Documents or the Transactions, including with respect to the Pending Litigation or any other Proceeding and the facts, circumstances or other matters considered or alleged therein or in connection therewith. For purposes of this Agreement, the “Rescission Amount” shall be an amount equal to (i) if the applicable Rescission Date is prior to the date that is eleven (11) months after the applicable funding date under the applicable Promissory Note, the full amount of the Purchase Price actually paid by the applicable Investor to the Company, in cash (including cash payments of the principal amount owed under any Promissory Note issued to the Company), in connection with the Transactions (the applicable Investor’s “Purchase Price Amount”) and (ii) if the applicable Rescission Date is on or after the date that is eleven (11) months after the applicable funding date under the applicable Promissory Note, then an amount equal to the sum of (x) the applicable Investor’s Purchase Price Amount and (y) the Yield Amount that has accrued on the applicable Investor’s Purchase Price Amount, calculated from the date on which the Purchase Price was actually paid by the applicable Investor to the Company, in cash (including cash payments of the principal amount owed under any Promissory Note issued to the Company), in connection with the Transactions and ending on (and including) the applicable Rescission Date. The “Yield Amount” shall mean, with respect to the Purchase Price Amount for the applicable Investor, an amount accruing on such Purchase Price Amount actually paid in cash by such Investor on a quarterly basis, at the rate of 8.0% per annum, compounded on the last day of each calendar quarter.

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(b)          In furtherance and not in limitation of the foregoing, the Company agrees to indemnify and hold each of the Investors and their respective directors, officers, shareholders, members, partners, employees and other Representatives (each, an “Investor Indemnified Party”) harmless against (i) any reasonable documented out-of-pocket Expenses actually incurred by such Investor Indemnified Party in connection with the Pending Litigation and (ii) any Damages actually suffered or incurred by an Investor Indemnified Party in the Pending Litigation or any other Proceeding initiated by a Third Party (including any stockholder of the Company) in connection with this Agreement, the other Transaction Documents or the Transactions (unless such action is based upon a breach of such Investor’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings an Investor Indemnified Party may have with any such Third Party, any violations by an Investor Indemnified Party of state or federal securities laws or any conduct by an Investor Indemnified Party that constitutes fraud, gross negligence or willful misconduct); provided, however, in no event shall the Company’s aggregate liability for indemnification under the foregoing clauses (i) and (ii) exceed $2,000,000 (the “Indemnity Cap”).

(c)          If any action shall be brought against any Investor Indemnified Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Indemnified Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to Such Investor Indemnified Party. Such Investor Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Indemnified Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Indemnified Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel (subject to the Indemnity Cap). The Company will not be liable to an Investor Indemnified Party under this Agreement for any settlement by such Investor Indemnified Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed.

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(d)          No Investor Indemnified Party shall be entitled to indemnification for any (i) special, punitive or exemplary damages, (ii) any loss of enterprise value, diminution in value of any business, damage to reputation or loss of goodwill, (iii) any lost profits, consequential, indirect or incidental damages, or (iv) any damages calculated based on a multiple of profits, revenue or any other financial metric.

6.14         Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement, the Transaction Documents or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such named Party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or other Representative of any Party, or Affiliate of any of the foregoing (excluding the Company and the Investors) (each a “Related Party”), shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of the Company or the Investors under this Agreement or the other Transaction Documents (whether for indemnification or otherwise) or of or for any claim based on, arising out of or related to this Agreement, the Transaction Documents or the Transactions.

[Signature pages follow]

36

IN WITNESS WHEREOF, the Investors and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Lead Investor:

Vivo Capital, LLC

By:	/s/ Albert Cha
Name: Albert Cha
Title: Managing Member

[Signature Page to Securities Purchase Agreement]

Co-Investor:

Prime Success, L.P.

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director of the general partner of Prime Success, L.P.

[Signature Page to Securities Purchase Agreement]

Company:

Sinovac Biotech Ltd.

By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

Exhibit A

Form of Director Confidentiality Agreement

(See attached)

Exhibit B

Notice Information

if to the Lead Investor or the Co-Investor:

Vivo Capital, LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

Fax: (650) 688-0815

Attention: Lawrence Wang

Email: lwang@vivocapital.com

Prime Success, L.P.

c/o Advantech Capital

Suites 1702-03, 17/F

One Exchange Square, 8 Connaught Place

Central, Hong Kong

Fax: (852) 2801 4882

Attention: Director

Email: jinjh@advantechcap.com

with a copy (not constituting notice) to:

Ropes & Gray LLP

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: James T. Lidbury

Email: James.Lidbury@ropesgray.com

If to the Company, addressed to it at:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085, China

Fax: +86 10 6296 6910

Attention: Head of Investor Relations

Email: yangg@sinovac.com

with a copy to (for information purposes only):

Latham & Watkins LLP

330 N. Wabash Ave

Suite 2800

Chicago, IL 60611

Fax: (312) 993-9767

Attention: Bradley C. Faris

Christopher Drewry

Email: Bradley.Faris@lw.com

Christopher.Drewry@lw.com